UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

___________________________________________

Commission File Number: 001-7784

___________________________________________

Lumen Technologies, Inc.

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

___________________________________________

100 CenturyLink Drive
Monroe, Louisiana 71203 (318) 388-9000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, no par value per share
Preferred Stock Purchase Rights

(Description of class of securities)

Commission File Number: 001-03040

___________________________________________

QWEST CORPORATION

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

 ___________________________________________

931 14th Street

Denver, Colorado 80202

(318) 388-9000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

6.500% Notes due 2051, denominations of $25
6.750% Notes due 2052, denominations of $25

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lumen Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 5, 2026	By:	/s/ Jennifer Hodges	Executive Vice President and Chief Legal Officer
Date		Name	Title

Pursuant to the requirements of the Securities Exchange Act of 1934, Qwest Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 5, 2026	By:	/s/ Jennifer Hodges	Executive Vice President and Chief Legal Officer
Date		Name	Title